Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Neovasc implements targeted measures to conserve cash and focus on near-term revenue opportunities

     VANCOUVER, Dec. 8 /CNW/ - Neovasc Inc. (TSXV: NVC), a new specialty vascular device company, today announced a number of measures designed to focus on near term revenue opportunities and conserve cash, while continuing to support the product development activities most critical to broadening the company's product portfolio and increasing sales. The new measures include reducing the size of the company's direct sales force and relying more on distributors, as well as postponing selected R&D expenditures. The goal is to conserve cash while also providing for the continued development of the company's most promising new products and for continued product sales growth.
These changes are expected to result in an anticipated overall growth in revenues from 2008 to 2009 and should have a net positive effect on cash consumption next year.
     The reduction in sales personnel represents a company headcount reduction of about 10%, which is in addition to the recent 25% staff reduction that streamlined operations as part of the integration of the three companies that form Neovasc. Neovasc has now assigned its senior marketing, sales and clinical affairs personnel to work with its distributors to support key accounts, and will continue to use independent distributors to expand distribution of the company's catheter products in all territories where they are approved. Neovasc will also continue to work with the company's distributors to support sales of the company's successful PeriPatch(TM)
surgical tissue products and contract service activities, which the company sees as providing significant additional opportunities for revenue growth in
2009.
     "In view of the current economic turmoil, we believe it is prudent to focus on capital conservation over the coming months, and we believe these changes will preserve existing capital for ongoing operations, while also supporting the pipeline development essential to broaden the company's product portfolio," said Alexei Marko, chief executive officer of Neovasc. "While there are clear benefits to a direct sales force, use of distributors is more cost-effective in the near term, particularly while we continue to build out our product portfolio to provide a broader range of product offerings to our customers. As additional products reach commercialization and economic conditions evolve, we will reassess our sales and marketing strategies."
     Neovasc is also reducing its current product development budget by approximately $1 million, primarily by slowing the U.S. regulatory approval program for the Reducer(TM) stent to treat refractory angina. While Neovasc views the Reducer as a major potential opportunity, it intends to focus on using existing clinical data to first pursue regulatory approval in Europe.
Success there would provide valuable clinical information and multiple pathways for obtaining the resources needed to conduct the clinical trials that will be required for marketing approval in the U.S. Neovasc is also streamlining the development program for its ostial intravascular devices, focusing efforts on a single innovative balloon catheter product which leverages the company's existing platform technologies and has a rapid and cost-effective pathway to commercialization.
     Mr. Marko concluded, "We believe that these changes will put Neovasc in the best position to weather the current economic crisis. With potential limited availability of funds from the capital markets in 2009, we need to take all necessary steps to ensure that Neovasc can continue to operate through this period and deliver on its value-generating milestones. We are optimistic that our future is bright and we intend to ensure that the company is well positioned to capitalize on it."

     About Neovasc Inc.

     Neovasc Inc. (formerly Medical Ventures Corp.), is a new specialty vascular device company that develops, manufactures and markets medical devices for the rapidly growing vascular and surgical marketplace. Neovasc is comprised of the former Medical Ventures Corp., Neovasc Medical Ltd. and
B-Balloon Ltd. The company's current products include, Metricath(R) for intravascular measurement and PeriPatch(TM) surgical tissue and staple line reinforcement products. Neovasc has a development pipeline of innovative new products, and provides contract medical device development and manufacturing services. For more information, visit: www.neovasc.com.

     Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words
"anticipates," "believes," "may," "continues," "estimates," "expects," and
"will" and words of similar import, constitute "forward-looking statements"
within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates;
history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes;
competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. Although the
Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

     %CIK: 0001399708

     /For further information: Corporate contact: Neovasc Inc., Chris Clark,
(604) 248-4138; U.S. media & investor contact: GendeLLindheim BioCom Partners,
Barbara Lindheim, (212) 918-4650/
     (NVC.)

CO:  Neovasc Inc.

CNW 10:44e 08-DEC-08